July 30, 2019

Clay Griggs
VIce President, Corporate Controller
LOWES COMPANIES INC
1000 Lowe's Blvd, NB4551
Mooresville, NC 28117

       Re: LOWES COMPANIES INC
           Form 10-K for Fiscal Year Ended February 1, 2019
           Filed April 2, 2019
           File No. 001-07898

Dear Mr. Griggs:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing and
                                                          Construction